Exhibit 21.1

SUBSIDIARIES OF GRAND PERFECTA, INC.

Name of Entity	Jurisdiction
Link Bit Consulting Co. Ltd.	Japan
Umajin Hong Kong Ltd.	Hong Kong
Ban Kisha Net Co., Ltd.	Japan
Turf Agent Co., Ltd.	Japan
Meru Uma Co. Ltd.	Japan
Tau Project Co. Ltd.	Japan
G1 Project Co. Ltd.	Japan
Real Selector Co. Ltd.	Japan
Teppan Chokyo Co. Ltd.	Japan